June 18, 2003

VIA EDGAR

U.S. Securities and Exchange Commission 450 Fifth Street, N.W.
Washington, DC  20549
                  Re:      PBHG Funds
                           Post Effective Amendment No. 57 - Application for Withdrawal
                           File Nos. 002-99810 and 811-04391
                           Accession No. 0001135428-02-000222
                           CIK #: 0000775180


Ladies and Gentlemen:

                  Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), PBHG Funds (the "Fund") hereby requests that Post-Effective Amendment No. 57 to the Registration Statement on Form N-1A, filed on April 3, 2003 pursuant to Rule 485(a) of the Act (accession number referenced above) to register shares of a new series, PBHG Mid-Cap Growth Fund, together with all exhibits thereto (the "Amendment"), be withdrawn.

                  The Fund is requesting that the Amendment be withdrawn as it has decided not to offer these securities at this time. No securities have been sold in connection with the Amendment.

                  Please contact the undersigned with any questions you may have concerning this application.

                                     Sincerely,

                                     /s/ John M. Zerr
                                     ---------------------------
                                     John M. Zerr
                                     Vice President & Secretary
                                     PBHG Funds


cc:      Randy Koch, Esquire
         Division of Investment Management